Exhibit 11 - Statements Re: Computation of Per Share Earnings

FLORIDA COMMUNITY BANKS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

The following tabulation presents the calculation of basic and diluted earnings per common share for the three-month and nine-month periods ended September 30, 2006 and 2005. Average shares outstanding have been retroactively adjusted on an equivalent share basis for the effects of the stock dividends and splits as discussed in the notes to the financial statements.

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2006	2005	2006	2005
Basic Earnings Per Share:
Net income	$5,933,262	$4,917,310	$16,287,139	$13,698,646

Earnings on common shares	$5,933,262	$4,917,310	$16,287,139	$13,698,646

Weighted average common shares
outstanding - basic	6,570,190	6,592,220	6,576,386	6,560,286

Basic earnings per common share	$0.90	$0.75	$2.48	$2.09

Diluted Earnings Per Share:
Net income	$5,933,262	$4,917,310	$16,287,139	$13,698,646

Weighted average common shares
outstanding - diluted	6,671,807	6,668,058	6,664,149	6,636,277

Diluted earnings per common share	$0.89	$0.74	$2.44	$2.06